

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

<u>Via E-mail</u>
Todd Davis
Chairman and Chief Executive Officer
LifeLock, Inc.
60 East Rio Salado Parkway, Suite 400
Tempe, Arizona 85281

      Re: **LifeLock, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed February 19, 2014
               Form 10-Q for the Quarterly Period Ended June 30, 2014
               Filed July 31, 2014
               File No. 001-35671

Dear Mr. Davis:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Matthew Crispino

                        Matthew Crispino
                        Staff Attorney